

July 13, 2015

Eric B. Stang
President and Chief Executive Officer
Ooma, Inc.
1880 Embarcadero Road
Palo Alto, CA 94303

> **Re:** **Ooma, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 6, 2015**
> **File No. 333-204975**

Dear Mr. Stang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

The Offering, page 8

1.   We note your disclosure here and in other sections of your filing that as a result of this offering you expect to have 16,829,033 outstanding shares of common stock, based on the number of shares outstanding as of April 30, 2015. Please reconcile this amount to the 16,430,358 pro forma as adjusted outstanding shares of common stock as of this date disclosed on pages 54 and 58.

Dilution, page 57

2.   It appears that your pro forma as adjusted net tangible book value as of April 30, 2015 of $64.6 million reflects the inclusion of expected gross proceeds of $85 million from the

sale of your common stock in this offering rather than expected net proceeds of $75.6 million disclosed on page 52. Please advise.

Underwriting

Directed Share Program, page 157

3.   We note that a percentage of the shares being offered by the prospectus will be offered through a directed share program to "other individuals associated with us and members of their respective families." Please expand your disclosure to describe with more specificity the nature of the "association" between you and the individuals to whom shares will be offered.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Andrew D. Thorpe, Esq.
        Orrick, Herrington & Sutcliffe LLP